[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

April 4, 2014

Re:	New Residential Investment Corp.

Amendment No. 6 to Registration Statement on Form S-11

Filed February 24, 2014

File No. 333-191300

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated March 25, 2014 (the “Comment Letter”), relating to Amendment No. 6 to the Company’s Registration Statement on Form S-11 that was filed on February 24, 2014 (as amended, the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 7 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the February 24, 2014, filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Mr. Tom Kluck

Securities and Exchange Commission

April 4, 2014

General

1.	We are still considering the accounting for the assets acquired in the December transaction and may have further comments.

The Company appreciates the Staff’s feedback by telephone since receiving the Comment Letter.

2.	We note your disclosure in the summary and MD&A sections in regards to Advance Purchaser LLC, the joint venture capitalized by the company and certain third-party co-investors. We further note your disclosure in the risk factors section on page 35 that in the event that Nationstar receives requests for advances in excess of amounts that it or the co-investors are able to fund, could result in a termination event under the servicing agreement. We also note your disclosure on page 38 that you may be required to dispose of Excess MSRs or servicer advances through a sale to a co-investor in the Excess MSRs or servicer advances which may be an affiliate. In light of these risks, please disclose the third party co-investors in Advance Purchaser LLC or advise.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 10 and 130 as set forth below (see underlined text):

On December 17, 2013, Advance Purchaser LLC, a joint venture entity (the “Buyer”) capitalized by us and two subsidiaries of Athene Holding Ltd., affiliates of The Blackstone Group, and affiliates of, and funds/accounts managed by, Omega Advisors, Inc., entered into a Master Servicing Rights Purchase Agreement and three related Sale Supplements (collectively, the “Purchase Agreement”) with Nationstar (“Transaction 1”).

Servicer Advances, page 3

3.	We note your response to comment 3 of our letter dated February 7, 2014. Please disclose whether you intend to seek a private letter ruling from the IRS to determine its position with regards to the impact of your investments in servicer advances for qualifying for the 75% REIT asset and 75% REIT gross income tests, or advise.

The Company respectfully advises the Staff that it has not submitted a private letter ruling request to the Internal Revenue Service. Although the Company is considering filing for a ruling, the Company strongly believes that a statement about its intention to file for a ruling (or, in the event that it does file, the fact that it has filed), would not be material to investors and could be potentially misleading as the private letter ruling process is highly uncertain and the Company cannot predict with any degree of certainty the likelihood of success. Furthermore, as disclosed on page 90 of the Revised Registration Statement, the Company currently holds its investments in servicer advances through a taxable REIT subsidiary (“TRS”). For so long as the servicer advances are held in a TRS, their classification for purposes of the REIT rules will be irrelevant to the Company’s ability to satisfy the REIT requirements, since only the stock of a TRS (but not the TRS’s underlying assets) is taken into account for purposes of the REIT compliance tests.

Mr. Tom Kluck

Securities and Exchange Commission

April 4, 2014

Servicer Advances, page 11

4.	We note your response to comment 5 of our letter dated February 7, 2014, that the Buyer has not obtained legal title to the entire MSR and that “the entity that is the named servicer does not acquire title to the MSR by virtue of assuming such role.” However, we also note that your counterparty to this transaction, Nationstar, disclosed on page 111 of its Form 10-K filed on February 28, 2014, (File No. 001-35449), that it will retain legal ownership of the MSRs until the third party consents are obtained. Please tell us whether you consider your disclosure to be consistent with the referenced disclosure by Nationstar.

The Company respectfully informs the Staff that it believes its disclosure is consistent with the referenced disclosure by Nationstar. Nationstar has informed the Company that the intention of the referenced disclosure was to explain that, for accounting purposes, Nationstar is viewed as the owner of the MSRs until it ceases to be the named servicer under the applicable servicing agreements. Nationstar has advised the Company that it will make the following clarifying changes to the referenced disclosure in future filings with the Commission.

In December 2013, Nationstar entered into an agreement to sell the basic fee component of certain MSRs and servicer advances under specified terms. Under the terms of this agreement, the ~~related MSR sales are~~ transfer of servicing is contingent on the receipt of consents from various third parties. Until these required consents are obtained, Nationstar continues to be the named servicer and, for accounting purposes, legal ownership of the mortgage servicing rights continues to reside with the Company. Nationstar continues to account for the MSRs on its consolidated balance sheets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

5.	Please advise us whether management considers Advance Ratio as a key performance indicator. If so, please disclose this ratio in future filings, or advise.

The Company considers the Advance Ratio to be useful information to investors and has expanded its disclosure on page 100 to include the Advance Ratio. For ease of reference, this disclosure is set forth in Annex A hereto.

Servicer Advances, page 95

6.	Please discuss in this section the rights of the members of Advance Purchaser LLC. For example only, please discuss any voting or purchasing rights that the third-party co-investors may have.

In response to the Staff’s comment, the Company has expanded its disclosure on page 102 as set forth below (see underlined text):

Mr. Tom Kluck

Securities and Exchange Commission

April 4, 2014

As of December 31, 2013, we owned approximately 32% of the Buyer, and the third-party co-investors owned the remainder. At the expiration of the Call Right and the settlement of the associated advances, we expect that we will own approximately 45-50% of the Buyer to the extent we actually make additional capital contributions to the Buyer. As noted below, there can be no assurance that the Call Right will be exercised in full.

In the event that any member of the Buyer does not fund its capital contribution, each other member has the right, but not the obligation, to make pro rata capital contributions in excess of its stated commitment, provided that any member’s decision not to fund any such capital contribution will result in a pro rata reduction of its membership percentage to the extent funded by other members.

The written consent of each member is required for (i) any action that would cause the Buyer or its subsidiaries to be treated as other than a partnership or a disregarded entity for federal income tax purposes, or any action that would require the Buyer or its subsidiaries to register as an “investment company” as defined in the 1940 Act, (ii) except for permitted debt financings, any conveyance, sale, lease or transfer of all or substantially all of the assets then held by the Buyer or its subsidiaries, and (iii) except for the Purchase Agreement, any subservicing agreement with Nationstar and permitted debt financings, any transaction, arrangement or relationship between the Buyer or any of its subsidiaries with any of our affiliates in excess of $10,000,000 in any calendar year, individually or in the aggregate. In addition, if we, as managing member of the Buyer, have committed fraud or willful misconduct in the performance or nonperformance of our obligations or intentionally breach the operating agreement of the Buyer, then the members holding an aggregate ownership percentage greater than 50% of the Buyer, excluding our and our affiliates’ ownership interests, may remove us as managing member of the Buyer and appoint a successor managing member of the Buyer (with no impact to our ownership percentage). In addition, we, as managing member of the Buyer, may not transfer, without the prior written consent of a majority in interest of members, our right to act as the managing member to any entity that is not one of our wholly owned direct or indirect subsidiaries.

Performance Fee, page 98

7.	We note that the description of the second component of the performance fee on page 98 does not appear to match the calculation used under the “What is the Performance Fee?” line of the illustrative example. Please reconcile these disclosures or advise.

In response to the Staff’s comment, the Company has corrected and clarified its disclosure on page 14 and pages 103 through 104 as set forth below (see underlined text):

The Performance Fee is calculated as follows. Pursuant to the Purchase Agreement, Net Collections is divided into two subsets: the “Retained Amount” and the “Surplus Amount.” If the amount necessary to achieve the Targeted Return is equal to or less than the Retained Amount, then 50% of the excess Retained Amount (if any) and 100% of the Surplus Amount is paid to Nationstar as the Performance Fee. If the amount necessary to achieve

Mr. Tom Kluck

Securities and Exchange Commission

April 4, 2014

the Targeted Return is greater than the Retained Amount but less than Net Collections, then 100% of the excess Surplus Amount is paid to Nationstar as a Performance Fee.

Illustrative Example

The table below sets forth a simplified example of the allocation of the Purchased Basic Fee pursuant to the Purchase Agreement, for a given month, based on the following assumptions:

•	Funded Advances outstanding balance of $4 million and total invested capital of $400,000

•	Fees and Expenses of $7,800, representing the monthly expense of $3.6 million of funded notes at a 2.6% interest rate

•	UPB of $120 million

•	Basic Fee Amounts of $22,400

This example is provided for illustrative purposes only and is qualified in its entirety by the terms of the Purchase Agreement, which is filed as an exhibit to the registration statement on Form S-11 of which this prospectus forms a part.

		Illustrative Amount	Calculation
1.	What is the Servicing Fee?	$2,000	The Servicing Fee percentage (8.9% as of January 17, 2014) multiplied by the Basic Fee Amounts ($22,400)

2.	What are Net Collections?	$20,400	The Basic Fee Amounts ($22,400) minus the Servicing Fee ($2,000)

3.	What is the Targeted Return?	$12,467	Total invested capital ($400,000) multiplied by 14% and divided by 12 ($4,667), plus Fees and Expenses ($7,800)

4.	What is the Retained Amount?	$15,400	The UPB of the Pools ($120 million) multiplied by 15.4 basis points and divided by 12

5.	What is the Surplus Amount?	$5,000	Net Collections ($20,400) minus the Retained Amount ($15,400)

6~~5~~.	What portion of the Retained Amount is not required to satisfy the Targeted Return?	$2,933	The Retained Amount ($15,400) minus the Targeted Return ($12,467)

7~~6~~.	What portion of the Retained Amount is retained by the Buyer?	$13,933	The portion of the Retained Amount equal to the Targeted Return ($12,467), plus the portion of the Retained Amount that is not required to satisfy the Targeted Return ($2,933), divided by 2 ($1,467)

Mr. Tom Kluck

Securities and Exchange Commission

April 4, 2014

		Illustrative Amount	Calculation

8~~7~~.	What portion of the Retained Amount is paid to Nationstar?	$1,467	50% of the Retained Amount that is not required to satisfy the Targeted Return ($2,933)

9~~8~~.	What is the Performance Fee?	$6,467	The portion of the Retained Amount paid to Nationstar ($1,467) plus ~~Net Collections ($20,400) minus~~ the ~~Retained Amount ($15,400)~~ Surplus Amount ($5,000)

* * *

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

CC:	Edward F. Petrosky

J. Gerard Cummins

Annex A

The following is additional information regarding the servicer advances, and related financing, of the Buyer, which we consolidate as of December 31, 2013 (dollars in thousands):

					Loan-to- Value		Cost of Funds (B)
	UPB of Underlying Residential Mortgage Loans	Outstanding Servicer Advances	Servicer Advances to UPB of Underlying Residential Mortgage Loans	Carrying Value of Notes Payable	Gross	Net (A)	Gross	Net
Servicer advances	$43,444,216	$2,661,130	6.1%	$2,390,778	89.8%	88.6%	4.0%	2.3%

(A)	Ratio of face amount of borrowings to value of servicer advance collateral, net of an interest reserve maintained by the Buyer.
(B)	Annualized measure of the cost associated with borrowings. Gross Cost of Funds primarily includes interest expense and facility fees. Net Cost of Funds excludes facility fees.